Exhibit 99.1

Globavend Holdings Limited Announces Pricing of $15 Million Public Offering

PERTH, AUSTRALIA, June 26, 2025 (GLOBE NEWSWIRE) -- Globavend Holdings Limited (“Globavend” or the “Company”) (NASDAQ: GVH), an emerging e-commerce logistics provider, announced the pricing of a public offering with gross proceeds to the Company of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by the Company.

The offering is comprised of 21,739,130 of the Company’s ordinary shares (or pre-funded warrants in lieu of ordinary shares). Each ordinary share or pre-funded warrant is being sold with one Series A Warrant to purchase one ordinary share at an initial exercise price of $0.69 per share (the “Series A Warrants”) and one Series B Warrant to purchase one ordinary share at an initial exercise price of $1.173 per share, (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”). The pre-funded warrants will be exercisable immediately upon issuance and will expire when exercised in full. The Series A Warrants are exercisable immediately and will expire on the one-year anniversary of their initial exercise date and the Series B Warrants are exercisable immediately and will expire on the one-year anniversary of its initial exercise date.

The purchase price of each ordinary share and accompanying Warrants is $0.69, and the purchase price of each pre-funded warrant and accompanying Warrants is such price minus $0.001.

The Company intends to use the net proceeds from this offering for capital expenditures, operating capacity, working capital, general corporate purposes, purchasing warehouses, registration and operation of our overseas business entities, branches and office and potential mergers and acquisitions in the future. The offering is expected to close on June 27, 2025.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-283178) (the “Registration Statement”) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a prospectus which is a part of the Registration Statement. A final prospectus relating to the offering will be filed with the SEC and, once filed, will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the completion and timing of the offering, the anticipated total gross proceeds from the offering and the uses thereof. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties related to global economic or market conditions, changes in our operating plans or funding requirements, satisfaction of customary closing conditions related to the offering and the risks and uncertainties set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 8 6141 3263